Filed Pursuant to Rule 433

Registration No. 333-199122

September 15, 2015

Bridge Bancorp, Inc.

$40,000,000

5.25% Fixed-to-Floating Rate Subordinated Notes due September 30, 2025

Revised Term Sheet

Issuer:	Bridge Bancorp, Inc. (the “Company”)

Security:	5.25% Fixed-to-Floating Rate Subordinated Notes due September 30, 2025 (the “Subordinated Notes”)

Aggregate Principal Amount:	$40,000,000

Expected Rating:

Kroll Bond Rating Agency: BBB-

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	September 15, 2015

Settlement Date (T+4):	September 21, 2015

Final Maturity (if not previously redeemed):	September 30, 2025

Reference Benchmark:	UST 2.000% due August 15, 2025

Benchmark Yield:	2.28%

Spread to Benchmark:	+297 bps

Yield to Investors:	5.25%

Annual Coupon:	5.25% per annum, from and including September 21, 2015, but excluding September 30, 2020, payable semi-annually in arrears. From and including September 30, 2020 through maturity or early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate plus 360 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Subordinated Notes will be payable on September 30 and March 30 of each year through September 30, 2020 and quarterly thereafter on March 30, June 30, September 30, and December 30 of each year through the maturity date or early redemption date. The first interest payment will be made on March 30, 2016.

Day Count Convention:	30/360 to but excluding September 30, 2020, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of September 30, 2020 and on any scheduled interest payment date thereafter, redeem the Subordinated Notes, in whole or in part, upon not fewer than 30 nor greater than 60 days’ notice to holders (which notice may be conditional), at a redemption price equal to 100% of the principal amount of the Subordinated Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Any partial redemption will be made pro rata among all of the holders.

Special Event Redemption:	The Company may redeem the Subordinated Notes, at its option, in whole, at any time, or in part from time to time, if (i) a change or prospective change in law occurs that could prevent it from deducting interest payable on the Subordinated Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Subordinated Notes from being treated as Tier 2 capital for regulatory capital purposes, or (iii) it is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Subordinated Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes—Redemption” in the preliminary prospectus supplement dated September 15, 2015.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Listing and Trading Markets:	The Company does not intend to list the Subordinated Notes on any securities exchange or to have the Subordinated Notes quoted on a quotation system. Currently there is no public market for the Subordinated Notes and there can be no assurances that any public market for them will develop.

Underwriters’ Discount:	1.50%

Proceeds to the Company (before expenses):	$39,400,000
Ranking:

The Subordinated Notes will be unsecured, subordinated and:

•    will rank junior in right of payment and upon our liquidation to any existing and all future senior debt (as defined in the Indenture and described under “Description of the Notes” in the prospectus supplement);

•    will rank junior in right of payment and upon our liquidation to any of our existing and all of our future general creditors;

•    will rank equal in right of payment and upon our liquidation with any existing and all future indebtedness the terms of which provide that such indebtedness ranks equally with the Subordinated Notes;

•   will rank senior in right of payment and upon our liquidation to (i) our existing junior subordinated debentures underlying outstanding trust preferred securities, and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to the Subordinated Notes; and

• will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Bank and our other current and future subsidiaries, including without limitation the Bank’s depositors, liabilities to general creditors and liabilities arising during the ordinary course or otherwise.

CUSIP/ISIN:	108035 AA4

Book-Running Manager:	Sandler O’Neill + Partners, L.P.

Co-Manager:	Keefe, Bruyette & Woods, A Stifel Company

Concurrent Offering:	On September 15, 2015, the Company priced its offering of an aggregate of $40,000,000 of 5.75% Fixed-to-Floating Rate Subordinated Notes due 2030.

The Company has filed a shelf registration statement (File No. 333-199122) (including base prospectus) and related preliminary prospectus supplements dated September 15, 2015 with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.